Exhibit 1.6

For More Information

Investor Relations	Media Relations
Craig Celek CDC Corporation (212) 661-2160 craig.celek@cdccorporation.net	Jennifer Buchhalter Articulate Communications Inc. (617) 451-7788 ext. 16 jbuchhalter@articulatepr.com

KK Fine Foods Sees 54 Percent Rise in Profit and 5 Percent Drop in Product Wastage with the
Ross ERP Solution from CDC Software

Northampton, UK – 15 August 2006 — Ross Systems, a global provider of enterprise software solutions and a division of CDC Software, a subsidiary of CDC Corporation (NASDAQ: CHINA), today announced that award winning* KK Fine Foods, one of the largest UK manufacturer’s of high quality frozen convenience foods, has experienced a 54 percent rise in profits and a 15 percent drop in product wastage since 2003, following the implementation of the enterprise resource planning (ERP) system from Ross Systems.

Recently short-listed for a Best of British Manufacturing IT Award for Best ROI measures and benefits from IT in Manufacturing/Business Management, KK Fine Foods produces more than 250 different recipes of frozen meals and 193 live recipes every month for its customers across the UK and Europe including TGI Friday’s, Pizza Hut, Iceland, Marriott and Whitbread. Based in North Wales, KK Fine Foods was awarded the Welsh Medium Sized Business of the Year Award in 2004 and has recently been awarded funding worth over £4 million from the Welsh Assembly in recognition of its business success and to extend and double the capacity of its existing operation.

Graham Jackson, chairman of KK Fine Foods, comments, “We really have gone from strength to strength since implementing the solution from Ross. The ERP solution underpins our entire organization from finance and sales order processing to production and distribution. We’ve been able to minimize errors in production and streamline production planning as well as achieve more effective management of our cold storage facility.”

Implemented in 2003, the Ross system has given KK Fine Foods a fully integrated and real-time management information tool that allows it to optimise throughput, streamline the business and monitor product profitability in a way that it could not do before. The system also generates an executive level view of the entire business operation and manufacturing processes to give managers a single view of the business, enabling them to make decisions with confidence knowing they are based on current and accurate information.

As well as live management reports, the system also provides real-time stock status reports, supplying information by product, customer, ingredient, location and history, to give end-to-end online visibility of its products. This has helped KK Fine Foods achieve Grade A Food Safety Traceability Accreditation from the Food Standards Agency. It can now identify the availability of raw materials, monitor stock shelf life and react to any sudden change in customer demand dynamically.

Graham Jackson continues, “KK Fine Foods now has a completely accurate demand-forecasting system in place via the demand pattern analysis tool and we have total control and visibility of all materials and products throughout the manufacturing process. We’ve achieved a 54 percent increase in profitability over the past 3 years and are continuing to experience growth on a massive scale, to the point that we’re doubling our production capacity. We have plans to increase our revenue by 200 percent over the next five years and I look forward to continuing our successful partnership with Ross Systems through the next exciting stage in the growth of our business.”

With its operation doubling in size over the next year creating more than 100 new jobs, KK will be increasing its user license and looking to extend the Ross solution into other facets of the business.

• Awards and recognitions include

British Frozen Food Federation

Catering Product of the Year 2006 King Prawn Red Thai Curry

2006 Gold Award 2006 Silver Award 2006 Bronze Award 2004 Silver Award 2003 Gold Award 2002 Silver Award	King Prawn Red Thai Curry Chili Meatball Con Carne Lamb Tagine Brie, Pesto, Cherry Tomato Tart Vegetable Dauphinoise Gratin Aubergine, Mushroom Tagine

British Food and Drink Awards

2003 Gold Award 2003 Silver Award 2003 Silver Award	Vegetable & Spinach Lasagne Wild Mushroom Rigatoni Cherry Tomato Risotto Cake

About KK Fine Foods

KK Fine Foods started in 1897 to produce a range of vegetarian dishes. From a simple beginning in the kitchen of its founder Leyla Edwards it quickly expanded, and in 1995, moved into a 900 sq ft factory in Flint. Due to increasing demand for its products, it moved in January 2003 to a new, specially designed 22,000 sq ft factory in Deeside. The very latest equipment has been installed to ensure the original principles of innovation, quality and price were maintained. During the course of this expansion, the company has collected numerous awards and gold medals for its products. www.kkfinefoods.com

About Ross Systems

Ross Systems, Inc., a software unit of CDC Corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Ross to address the needs of food manufacturing customers such as the ability to decrease time-to-market, gain visibility into manufacturing operations, comply with food safety regulations and make more informed business decisions through the use of Ross’ ERP software. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the food manufacturing industry; the continued ability of Ross’ solutions to address industry-specific requirements of food manufacturers; demand for and market acceptance of new and existing enterprise software and services; development of new functionalities which would allow food manufacturing companies to compete more effectively and changes in the type of information required to compete in the food manufacturing business. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006.  All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release.  The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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